Exhibit 99.2

Explanatory letter to the agenda for the extraordinary and annual shareholders’ meetings of Galapagos NV

Mechelen, Belgium; 24 March 2022, 21.01 CET; extraordinary and annual shareholders’ meetings to be held sequentially on Tuesday 26 April 2022 at 1:00p.m. (CET) and 2:00p.m. (CET), respectively, at the registered office of Galapagos NV (hereinafter the Company or Galapagos).

Dear shareholders and holders of subscription rights,

We would like to provide further information regarding some of the proposed resolutions to be voted on at the extraordinary and annual shareholders’ meetings to be held sequentially on 26 April 2022.

The board of the Company believes that this year’s meetings proposals make important steps forward in implementing a governance structure that allows the Company to best position itself for future growth, including:

•	amendment of the Company’s articles of association to implement a one-tier board structure;

•	appointment of Paul Stoffels* as director, and of Jérôme Contamine and Dan Baker as independent directors; and

•	amendment of the remuneration policy.

If approved, the new board intends to appoint Dr. Paul Stoffels* as its chair and to appoint a lead non-executive director if and as long as the CEO serves as chair. Dr. Paul Stoffels* has been appointed CEO of Galapagos effective as from 1 April 2022.

We hope that the below information per proposal will be relevant for your participation, and we would welcome an opportunity to discuss the proposals.

On the modification of the Company’s articles of association to implement the one-tier board structure

To the benefit of all stakeholders, the management board and the supervisory board of Galapagos have unanimously proposed to enable a change of the Company’s governance structure from a two-tier model (featuring a management board acting under the supervision of a separate supervisory board) to a one-tier board model (with a unitary board of directors consisting of a majority of non-executive directors, hereafter the board of directors) as provided for by the Belgian Code of Companies and Associations. The new board of directors will be the ultimate decision-making body and will have the overall responsibility for the management and control of the Company.

More specifically, in the proposed unitary board structure, the role of the board of directors is to pursue sustainable value creation by the Company by determining the Company’s strategy and putting in place effective, responsible and ethical leadership. The role of the board of directors would also entail the review of the Company’s environmental, social and governance (ESG) structure.

In light of the new leadership transition, a one-tier governance structure would allow the Company to optimize the quality and agility of its internal processes and decision-making, including those for business development activities. The Company believes that the one-tier board structure will integrate and leverage the knowledge and experience among the executive director and the non-executive directors into one corporate body. The supervisory board’s considerations included that a one-tier board would allow for increased information flow and would provide directors with a greater understanding of the business and strategy as the executive and non-executive directors would be in direct, consistent contact. A unitary board would also allow for fast approvals to execute on the Company’s strategy to drive long-term shareholder value.

If approved, the new unitary board of directors intends to appoint Paul Stoffels* chair of the board. The board believes that the combined chair/CEO role will allow him to fully leverage his leadership capabilities and to efficiently set and implement the Company’s directions and strategy, including business development opportunities.

On the intention to appoint a lead non-executive director

To ensure that the independent directors can continue to actively oversee the CEO and management, the new board also intends to appoint a lead non-executive director if and as long as the CEO serves as chair. The role and responsibility of the lead non-executive director will be to act as the principal liaison between the non-executive members of the new board and the chair/CEO, to ensure the independence of the board of directors from the chair/CEO and executive management, to support the chair/CEO and ensure continuity within the board. The lead non-executive director would have the authority to call meetings of the non-executive directors at any time and would also automatically be a vice-chair of the board of directors. Following the approval of the one-tier governance model, the detailed roles and responsibilities of the lead non-executive director will be included in our amended corporate governance charter which will be made available on our website.

Appointment of three new members of the board of directors

The terms of two members of the supervisory board (Katrine Bosley and Howard Rowe) are scheduled to expire on the occasion of the next annual shareholders’ meeting to be held on 26 April 2022. We thank them for their valuable input and contribution over the course of their tenure.

The supervisory board proposes the appointment of Paul Stoffels* as director, as well as the appointment of two new independent directors, Jérôme Contamine and Dan Baker. The new composition of the board of directors will reflect the Company’s growth ambitions as well as provide the board with complementary skills, knowledge and experience.

On the amended remuneration policy

On 22 March 2022, the supervisory board approved an amended version of the Company’s remuneration policy, which will be submitted to the shareholders for approval. The remuneration policy has been revised to reflect the shift from a two-tier governance structure (consisting of a supervisory board and a management board) to a one-tier governance structure (consisting of a board of directors and an executive committee to which certain powers are delegated by the board of directors). The remuneration policy has also been revised to reflect the appointment of a CEO who is also proposed to be a member of, and the chair of, the board of directors. The possibility for Galapagos to enter into non-competition undertakings with the CEO and the other members of the executive committee providing for non-competition indemnities has also been added to the renumeration policy. Furthermore, other changes to the remuneration policy were approved by the supervisory board, such as the possibility of sign-on remuneration and the removal of references to old grants, plans and agreements which are no longer relevant.

Biographies of proposed new board members

Paul Stoffels*, MD was Vice Chairman of the Executive Committee and CSO of Johnson & Johnson, setting the company wide innovation agenda and leading the pharmaceutical research and product pipeline as well as the external initiatives. Prior to that, he was worldwide Chairman Pharmaceuticals of Johnson & Johnson, which significantly rejuvenated its product pipeline and adopted a transformational R&D operating model, resulting in the launch of 25 innovative medicines across the globe. Paul joined Johnson & Johnson in 2002, with the acquisition of Virco and Tibotec, where he was CEO and Chairman, respectively, and led the development of several breakthrough products for the treatment of HIV. Paul currently serves as member of the supervisory board of Koninklijke Philips NV and was a member of the board of directors of Galapagos NV from its incorporation until 2002. Paul studied Medicine at the University of Diepenbeek and University of Antwerp (both in Belgium) and Infectious Diseases and Tropical Medicine at the Institute of Tropical Medicine in Antwerp (Belgium).

Jérôme Contamine served as CFO of Sanofi for more than nine years from 2009 until 2018. Prior to joining Sanofi, he was CFO of Veolia from 2000 to 2009. He previously held various operating functions at Total and served four years as an auditor at the Cour des Comptes (the supreme body responsible for auditing the use of public funds in France). Mr. Contamine is a graduate of France’s École polytechnique, ENSAE (École Nationale de la Statistique et de l’Administration Économique) and École nationale d’administration. He held the position of non-executive director at Valeo from 2006 to 2017. Mr. Contamine currently serves as a non-executive director on the boards of Société Générale and Total Energies.

Dan G. Baker, MD joined Janssen/Centocor in 2000 and, as VP of Immunology R&D, his responsibilities included the clinical development of Remicade, Simponi and Stelara as well as other programs in rheumatology, and dermatology. He supervised and oversaw more than 15 regulatory approvals in the US, Europe and Japan. Throughout his time at Janssen he was responsible for evaluating business development opportunities in the immunology space. Since his retirement from Janssen in 2019 he has continued to be involved in bringing therapies to patients. He raised capital (>A$20 million) to fund and start an immunology company, KiRA Biotech, where he now acts as CEO and as an executive director. Dan Baker received his B.A. in Biology from Gettysburg College and his medical degree from the University of Pennsylvania.

The full biographies of the proposed new board members are available on our website.

*Stoffels IMC BV, permanently represented by Mr. Paul Stoffels

About Galapagos

Galapagos NV discovers, develops, and commercializes small molecule medicines with novel modes of action. Our pipeline comprises discovery through Phase 3 programs in inflammation, fibrosis, and other indications. Our ambition is to become a leading global biopharmaceutical company focused on the discovery, development, and commercialization of innovative medicines. More information at www.glpg.com.

Contact

Investors:

Sofie Van Gijsel

Head of Investor Relations

+1 781 296 1143

Sandra Cauwenberghs

Director Investor Relations

+32 495 58 46 63

ir@glpg.com

Media:

Marieke Vermeersch

Head of Corporate Communication

+32 479 490 603

media@glpg.com

Forward-looking statements

This letter includes forward-looking statements. Such forward-looking statements are not guarantees of future results or events. When used in this press release, the words “who,” “will,” “agenda,” “propose,” “would,” “if,” “believes,” “ensure,” “intend,” “future,” “forward,” “implement,” “pursue,” “become,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding the proposed one tier board structure, the appointment of Paul Stoffels* as combined chair/CEO, the appointment of the two new directors and a lead non-executive director, and the approval of the Company’s amended renumeration policy. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results, performance or achievements to differ materially from those referred to in the forward-looking statements and, therefore, the reader should not place undue reliance on them. These risks, uncertainties and other factors include, without limitation: risks related to the shareholders not approving the proposed one tier board structure or any other proposal, the risk that we may not be able to realize the expected benefits from the proposed one-tier board structure, the risk that we may not be able to realize the expected benefits from the appointment of the chair/CEO, the lead non-executive director, or any other director, and risks related to the ongoing COVID-19 pandemic. For a discussion of other risks and uncertainties and other important factors, any of which could cause our actual results, performance or achievements to differ from those contained in the forward-looking statements, see the section entitled “Risk Factors” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (SEC), as supplemented and/or modified by any other filings and reports that we have made or will make with the SEC in the future. These forward-looking statements speak only as of the date hereof, and Galapagos makes no commitment to update any forward-looking statements in this document, unless specifically required by law or regulation.

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